UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2011
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ENERGY CONVERSION DEVICES, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

3800 Lapeer Road

Address of Principal Executive Office (Street and Number)

Auburn Hills, Michigan 48326

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy Conversion Devices, Inc., a Delaware corporation (“ECD” or the “Company”) voluntarily filed a petition for relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Michigan. The Company has devoted its limited available financial and accounting resources to prepare for the bankruptcy filing and the related sale process of its majority owned subsidiary, Ovonic Battery Company, Inc. (the “OBC Transaction”). As a result of these efforts, as well as the Company’s efforts to preserve cash, the Company has not been able to close its books and records, finalize its operating results and prepare its financial statements for the quarter ended December 31, 2011. For these reasons, the Company will not file its Report on Form 10-Q for the quarter ended December 31, 2011 (the “Quarterly Report”). The Company intends to make such disclosures as are required in the bankruptcy process.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay B. Knoll	248		475-0100
(Name)	(Area Code	)	(Telephone Number	)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended December 31, 2011, the Company generated consolidated revenues of approximately $20 million and shipped approximately 11 megawatts. The Company continued to operate at unsustainable levels, resulting in substantial losses and a continued decline in cash balances. With the proceeds from the OBC Transaction (which closed after quarter end), ECD presently has approximately $145 million in unrestricted cash and short-term investments. The Company has determined that its current financial position is insufficient to sustain the current operating environment and make the necessary investments for the future of the business, without restructuring through the bankruptcy process. However, current cash is anticipated to be sufficient for expected operations during the Chapter 11 proceeding, and therefore the Company is not expected to require third-party debtor-in-possession financing.

This Form 12b-25 contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements do not constitute guarantees of future performance. Forward-looking statements include statements concerning the Company’s plans, objectives, goals, strategies, future events, future net sales or performance, capital expenditures, financing needs, restructuring, plans or intentions relating to expansions, business trends and other information that is not historical information. All forward-looking statements are based upon information available to us on the date of this Form 12b-25 and are subject to risks, uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Risks that could cause such results to differ include, but are not limited to: the potential adverse impact of the bankruptcy proceedings on the Company’s businesses and therefore the value of the Company’s assets; the Company’s ability to obtain court approval with respect to motions we make in the bankruptcy proceedings from time to time; the Company’s ability to maintain its customer relationships and establish new relationships; the Company’s ability to identify a buyer that is interested in acquiring the Company’s wholly owned subsidiary United Solar Ovonic LLC on an on-going basis at a price that will be supported by the Company’s creditors; the worldwide market for solar energy systems; changes to government incentives related to solar energy; the Company’s customers’ ability to access capital to finance the purchase of the Company’s products; the Company’s ability to achieve expense reductions and levels of one-time costs, including restructuring charges; the Company’s ability to meet all the terms and conditions of the Company’s debt obligations; the Company’s ability through technology improvements to reduce cost and improve the conversion efficiency of the Company’s solar products.

The risks and uncertainties and the terms of any reorganization or liquidation plan ultimately confirmed by the Court can affect the value of the Company’s various pre-petition liabilities, common stock and other securities. No assurance can be given as to what values, if any, will be ascribed in the bankruptcy proceedings to each of these constituencies. A plan of reorganization or liquidation could result in holders of the Company’s liabilities and securities receiving no value for their interests. Because of such possibilities, the value of these liabilities and securities is highly speculative. Accordingly, the Company urges current and future investors to exercise caution with respect to existing and future investments in any of these liabilities and securities.

The risk factors identified in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, could impact any forward-looking statements contained in this form. The Company assumes no responsibility to update any forward-looking statements contained herein, except as required by law.

ENERGY CONVERSION DEVICES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2012

By:	/s/ Jay B. Knoll
Jay B. Knoll
Title:	Executive Vice President and Chief Restructuring Officer